FEDERATED MDT SERIES
                           Federated Investors Funds
                              5800 Corporate Drive
                      Pittsburgh, Pennsylvania 15237-7000

                                 April 5, 2007


EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549

     RE:  FEDERATED MDT SERIES ("Registrant")
          FEDERATED MDT LARGE CAP GROWTH FUND
          1933 Act File No. 333-134468
          1940 Act File No. 811-21904


Dear Sir or Madam:

      On behalf of the Registrant, I hereby submit this application for withdrawal of the Registrant's Registration Statement filed on Form N-14 on April 3, 2007 wherein the Registrant was to acquire the Class A, Class B and Class C Shares of Federated Large Cap Growth Fund.

      This withdrawal is being made to correct a technical error that occurred during the filing of the Form N-14 Registration Statement.

      We therefore respectfully request, pursuant to Rule 477(a) of the Securities Act of 1933, the Securities and Exchange Commission to withdraw the filing made on April 3, 2007.

      If you have any questions regarding this application for withdrawal, please contact Seana Banks at (412) 288-6340.

                                      Very truly yours,



                                      /s/ Todd P. Zerega
                                      Todd P. Zerega
                                      Assistant Secretary